

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2024

Nick Taylor
Chief Financial Officer
Genius Sports Limited
1st Floor, 27 Soho Square
London, W1D 3QR

      Re: Genius Sports Limited
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-40352

Dear Nick Taylor:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services